Filed by Hertz Global Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
 and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company:  Dollar Thrifty Automotive Group, Inc.
Subject Company’s Commission File No.: 1-13647

Hertz Acquisition of DTAG

Excerpts from HTZ - Q1 2010 Hertz Global Holdings Inc.

Earnings and Dollar Thrifty Acquisition Conference Call on

Apr. 26, 2010

Hertz Global Holdings, Inc., has made available for replay a recording of its April 26, 2010 earnings call (the “Earnings Call”), which was made available to the public via live webcast and teleconference.  Portions of the Earnings Call addressed the proposed acquisition by Hertz Global Holdings, Inc. of Dollar Thrifty Automotive Group.  Those portions are transcribed below.

Mark Frissora - Hertz Global Holdings Inc. - Chairman, CEO

Thanks, Lesley; and good morning, everyone. Thanks for joining us. I’m sure all of you have seen our announcement this morning on our acquisition of Dollar Thrifty. I will talk more about it later in the call, but let me say briefly that this is a very important and strategic transaction for us in that it fills a gap in our product portfolio with a strong mid-tier value offering.

Having Dollar Thrifty under the Hertz family of brands, products and services will allow us to expand our global presence, boost our market position and realize the financial benefits from the substantial synergies between the two companies. Now let’s take a quick look at the latest quarter on slide 6. And then we’ll get into details of the acquisition later on in the presentation today.

* * *

Elyse Douglas - Hertz Global Holdings Inc. — CFO

* * *

We still expect restructuring and restructuring related charges of no more than $50 million for 2010. This excludes any impact from the acquisition.

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Mark Frissora - Hertz Global Holdings Inc. - Chairman, CEO

* * *

As a result of the higher than expected volumes and the declining depreciation cost as well as the early onset of an economic recovery in Europe, we are updating the guidance we put in place at the beginning of the year to reflect our optimism for the macro environment as well as a greater return on our strategic initiatives. This guidance however does not reflect any benefits from the acquisition.

* * *

Now let’s talk a little bit about the acquisition. Starting on slides four and five of the Dollar Thrifty deck, as you know on Sunday, we signed a definitive agreement under which Hertz will acquire Dollar Thrifty for $41 per share including assumed debt in a mix of cash and Hertz common stock.

Post acquisition, Hertz will be a $9.3 billion company with roughly 9800 locations on six contents worldwide. Our multi-brand US market share will expand from 19% today to 24% post deal, making us the second-largest rental car provider.

We are excited about the opportunity to further expand our customer reach. This is clearly a strategic acquisition and we believe Dollar Thrifty is an excellent fit for Hertz as you can see on slide six and slide seven. Together we will be able to compete even more effectively and efficiently against other multi-brand car rental companies, offering customers a full range of rental options between Hertz, Dollar, Thrifty and Advantage brands.

Financially on slide eight, we believe the deal is attractive as it’s immediately accretive to earnings and structured to maintain Hertz’s strong credit profile. We have identified at least $180 million of synergies already primarily in fleet, IT systems and procurement; enabling the combined company to operate at even a lower cost.

I will note that in our assumptions, we have not included any revenue synergies. But there are actually quite a lot of opportunities there. For example, the Thrifty brand in particular has a strong international presence which will help to accelerate our leisure value strategy in Europe and other international markets.

Additionally Dollar Thrifty has a presence off airport which will support our strategy to build our position in this growing market. Dollar Thrifty’s services suppliers and customers complements Hertz’s business and extends or ability to deliver compelling services to broader-based customers.

* * *

Himanshu Patel - JPMorgan Chase & Co. - Analyst

On the Dollar Thrifty announcement, have you guys had preliminary discussions with the FTC and where are they on sort of antitrust issues here?

Mark Frissora - Hertz Global Holdings Inc. - Chairman, CEO

We haven’t had — no official discussions with the FTC at this point. We feel pretty good about our position there. We have certainly been advised by a great team of lawyers and so has Dollar Thrifty.

And based on that review that we had, we feel highly confident the transaction will pass muster. So I think it’s fair to say that we wouldn’t embark on this transaction unless we had a high degree of confidence that this transaction would be approved.

Himanshu Patel - JPMorgan Chase & Co. - Analyst

Okay and then a couple of small technical questions. The Dollar Thrifty cash dividend, would that be a tax free redistribution?

Mark Frissora - Hertz Global Holdings Inc. - Chairman, CEO

No, it’s not.

Himanshu Patel - JPMorgan Chase & Co. - Analyst

It’s not, okay. Then the $180 million of synergies. Two questions on that. How long would that take be realized?

And then can you help us just size that relative to sort of the synergies you were able to realize at Advantage? And I know orders of magnitude are totally different here, but how are you looking at it in terms of the volumes of the two business or the revenues of the two businesses?

Is this a synergy number that we should view as being very reasonable or conservative, aggressive relative to sort of what you had seen before an Advantage? How should we think of that number?

Mark Frissora - Hertz Global Holdings Inc. - Chairman, CEO

Well Advantage only has four airports. So there really wasn’t any synergies there, right? We built Advantage from scratch.

We used to have about 50 or 60 airports but those have kind of wind — they wound down over a two-year period before bankruptcy. So that’s a very difficult comp.

I will tell you that we have done a lot of work integrating franchisees and other smaller rental car companies, feel highly confident that 180 will be realized. In fact, that’s a conservative estimate.

And I bring it up because we have the numbers. We know what it is. It’s not like it hasn’t been identified. We have the concrete hard evidence, the 180 is a minimum that will deliver and that will be over about an 18 month period after closing.

So when the final deal closes, we would expect to get that in at least 18 months; provides about $0.30 per share, about 25% accretion rate; and again, very positive about that. I don’t feel like there’s really any issues around it at all. In fact, our number is much higher than that as we initially did our due diligence but we feel confident in giving you a number of 180.

Operator

Emily Shanks, Barclays Capital.

Emily Shanks - Barclays Capital - Analyst

A quick question. Can you give us what Dollar Thrifty’s cash balance was as of March 31?

Mark Frissora - Hertz Global Holdings Inc. - Chairman, CEO

No.

Elyse Douglas - Hertz Global Holdings Inc. — CFO

No, we can’t.

Mark Frissora - Hertz Global Holdings Inc. - Chairman, CEO

They are going to give you that on their earnings call.

Emily Shanks - Barclays Capital - Analyst

Okay, okay, I thought I would ask. And then are we (multiple speakers)

Elyse Douglas - Hertz Global Holdings Inc. — CFO

Nice try, Emily.

***

Rich Kwas - Wells Fargo Securities - Analyst

Okay and then, Mark, within the $180 million regarding the synergies with Dollar, could you break those out? I know you gave some detail in terms of what buckets they could fall in, but what’s most significant? And then when you talk about potential revenue synergy, how are you thinking about that right now?

Mark Frissora - Hertz Global Holdings Inc. - Chairman, CEO

Well we didn’t put any of those in as you know and I guess where we see the opportunity primarily on the revenue synergy side would be in Europe. Obviously in Europe, there’s a big opportunity for leisure because we don’t participate in a huge way there and yet there are markets and locations that Dollar Thrifty has and using that brand name, we could open up very low cost places if you will with the Thrifty brand and leverage that pretty quickly in Europe.

I don’t want to give you a number at this point just because we’re sizing the opportunity and will be expanding as soon as the deal is closed. We will be able to expand that footprint. But it’s significant.

In terms of the synergies we have identified, it’s fair to say that fleet ends up being a big area, probably in the neighborhood of $70 million kind of numbers. Fairly easy to get to those, that level. And these are on the conservative side.

Information technology, probably at least $20 million there. Then non-fleet procurement, supply chain, we have a fairly large supply chain network and by using the same pricing we have now with the additional buy that we have with Dollar Thrifty could yield as much as 25, $30 million. So those are the biggest buckets. I’ve got a lot of other one-offs that I won’t go into. But those are the biggest drivers right now.

***

Chris Agnew - Goldman Sachs - Analyst

First question, a little bit of a bigger picture question. Can you give us a sense of where you think you are in terms of fleet management and continuing to improve depreciation per unit costs? I think you talked a little bit about vehicle remarketing initiatives, increasing your risk mix. And how does Does Dollar thrifty help you to that end?

Mark Frissora - Hertz Global Holdings Inc. - Chairman, CEO

So on fleet, if we talk about it — I’ll talk about it two different ways. I will frame it with and without Dollar Thrifty.

Without Dollar Thrifty, we continue to shift our mix in selling cars on a remarketing basis to nontraditional channels like auction. So our goal is to get to 50% of our sales that would be non-auction. So it’d be either dealer direct or through a rent-to-buy.

As that improves, we obviously drive our depreciation down per car because we are getting $300 more per car on average and that (inaudible) depreciation number. So we believe the guidance we have given so far is conservative and there is upside.

As we get better and better remarketing, there is upside in terms of our net depreciation per vehicle. In addition to that, the better utilization numbers that you are going to see versus the first quarter provide upside for us as well.

Then in terms of looking at Dollar Thrifty in combination, as you know, we peak midweek in terms of demand. Most of our larger cities will experience 90 to 93% plus utilization on Tuesday, Wednesdays and Thursdays. And then as the weekend approaches, we kind of ramp down to probably 70% roughly.

So we have some inefficiencies obviously on those airports. Dollar Thrifty’s demand patterns really match ours so that they supplement and provide a synergy for us. When we combine the fleets of both companies, we treat them all the same and we will be able to pool that fleet on the weekend and that same fleet will end up using rentals on the weekend and provide a much higher utilization. We think our utilization could go up maybe as much as 300 basis points just by combining the two fleets.

Chris Agnew - Goldman Sachs - Analys

Okay, thanks. A follow-up question to earlier. You said you have had no official discussions with the FTC. Have you opened a line of communication at all? And if there are, how are you going to address areas of potential market concentration? And how does it work in terms of seeking to reduce that or counter presence or things like that?

Jeffrey Zimmerman - Hertz Global Holdings Inc. - SVP, General Counsel, Secretary

This is Jeff Zimmerman. We have not initiated any formal conversations with the FTC and we will do our formal filing in approximately mid May. The merger agreement that we entered into requires that we undertake certain divestiture risks if the agency were to determine that there was an unacceptable concentration.

Mark mentioned earlier and I want to reiterate that we have looked at this very, very carefully with capable counsel on both sides and remain very, very confident that this deal will be approved.

Mark Frissora - Hertz Global Holdings Inc. - Chairman, CEO

The merger agreement itself calls out for a carveout and that carveout we think provides adequate protection for deal certainty on this. It’s a large number as the carveout in the merger agreement and again, that number provides very, very great deal of certainty. Feel confident that this is a deal that we will get done and the FTC will approve it.

Our market share position at a high level is very low compared to our competitors. I might mention to you that in the slide we showed you guys on Dollar Thrifty acquisition, the total rental market in the US, we have about a 20% share. Enterprise has about 53% share and Avis Budget I believe is number two at approximately 20 — what is their share? 20%? I think it’s more — it’s on the slide, let me just — they are 20%. So post acquisition, we will be at 23% compared to Enterprise’s 53%, compared to Avis Budget’s 20%.

So we end up picking up a couple of share points against Avis and Enterprise still ends up being over twice our share of the total rental market. So we feel confident given the view of the market that we will be in good shape from an antitrust standpoint.

***

John Healy - Northcoast Research - Analyst

Good morning and congrats on the results and the deal. I wanted to talk a little bit, Elyse, about kind of your longer-term view on the capital structure of the Company.

Obviously this deal would help you bring down the leverage ratio of the Company. Can you talk a little bit about kind of your goals there and how Dollar Thrifty may fold into Hertz and get you closer to those goals?

And the second part of that question, obviously the deal increases the percentage of business and profits on the rent-a-car side away from the equipment rental side even further. Your thoughts in terms of the long-term vision of Hertz and the portfolio of its business, how you see that maybe over the next cycle?

Elyse Douglas - Hertz Global Holdings Inc. — CFO

Sure, well obviously and I think we showed this to you on slide eight of the (inaudible) deck or the Dollar Thrifty deck that we provided, this deal at closing on a pro forma basis does improve our overall leverage.

Obviously we’re going to be looking at our liquidity, so we may actually some but this will clearly be credit positive to credit neutral at a minimum. So we’ve recently gone to the rating agencies and looked out over the next three years and we think we have a clear path to investment grade and that’s clearly one of our objectives.

So we’ve got a number of initiatives in addition to the acquisition as well as just growth initiatives in our business and profit improvement that’s going to drive a lower leverage over the next two years. So our goal is still to remain investment grade and we think we have a clear roadmap to get there.

With respect to our view of the portfolio, we constantly look at the portfolio and opportunities for us to potentially create shareholder value and we will continue to do that. So right now, we’re happy with where the portfolio sits between rent-a-car and equipment rental but obviously if the right opportunity comes up to create shareholder value, we will certainly take a hard look at it.

***

John Healy - Northcoast Research — Analyst

Okay and then lastly a question, Mark; kind of a bigger picture one as well. Obviously there’s always been discussion that this industry would consolidate even further to the three players over time. I was just hoping to get some color from you on why now and kind of what propelled the deals I guess to come to a head at this point?

Mark Frissora - Hertz Global Holdings Inc. - Chairman, CEO

I think we reported that we started this round of discussions probably in November of last year and it’s fair to say that those discussions evolve as the stock price and earnings evolve. So we felt that it was a good opportunity for both companies to get together at this time when there has been a lot of value creation on Dollar Thrifty’s side.

When we look at continued future value creation, it would be enhanced by partnering with Hertz because we provide basically an awful lot of systems support and investment that’s already been made in our Company that they would have to make and then of course the synergies of the two companies combined, because they have such a good fit in each airport, where our weakness is on leisure is their strength. That combination really helps us be a better player in all segments of the leisure market, whether it’s midrange, the Spartan traveler or what we call the high-end leisure market where Hertz Classic brand plays best.

So it just really fits all of those and it makes us feel good that now is the right time at the industry’s returning. There’s so much upside. As you know on the slide I presented on the peak to trough on all of our segments, there’s just tremendous upside right now. And what better time to do a merger when the industry conditions are becoming favorable and have been favorable for a little bit of time. So we thought it was the right time given the marketplace conditions and given the fact that Dollar Thrifty’s journey — both companies could really benefit from having each other’s help and achieving a lower cost position in the overall industry by partnering together.

***

Sachin Shah - Capstone Global - Analyst

Just to clarify some of the regulatory issues, so what regulatory approvals are needed to complete the deal?

Mark Frissora - Hertz Global Holdings Inc. - Chairman, CEO

The FTC will review the deal for antitrust purposes. We will also undergo a similar review by Canadian authorities. We will initiate that process as I mentioned earlier in mid-May.

We cannot predict with any certainty how long it will take, but we would expect that this process would be concluded no later than the early part of Q4 and we would move to closing at that point in time.

Sachin Shah - Capstone Global - Analyst

Okay, so you expect the closing of the deal sometime in the fourth quarter of this year, calendar year?

Mark Frissora - Hertz Global Holdings Inc. - Chairman, CEO

Yes, it could be sooner than that. It could be a little later. We think most likely somewhere in the fourth quarter. I think that’s the best way to say it.

Dealing with the FTC, it’s a variable process depending on what the issues are etc. But sometimes these processes go very quickly if they don’t offer a review and we would hope that would happen but if it doesn’t happen, and it’s more longer what I call a review process, typically it’s fair to say that could be five to six months, four to six months, in that range.

Sachin Shah - Capstone Global - Analyst

Four to six months to completion from now.

Mark Frissora - Hertz Global Holdings Inc. - Chairman, CEO

Correct.

Sachin Shah - Capstone Global - Analyst

Just one more question about the synergies. You mentioned frequently on the call $180 million of synergies. You also mentioned that it could be slightly higher and then you also mentioned that there are significant revenue synergies.

So I’m just trying to understand as a numeric amount what number should we reference because it seems like 180 is about 7.5% of approximately the deal value. It seems that it could actually be in the 200s, if not more.

Mark Frissora - Hertz Global Holdings Inc. - Chairman, CEO

I think the deal value and the synergies related to the deal value are actually fairly high. I studied all the deals over the last couple of years, having synergies of 180 on a deal value of $1.2 billion (multiple speakers) as a percent of revenues is pretty high if you estimate it as a percent of revenue.

Sachin Shah - Capstone Global - Analyst

I’m actually looking at enterprise value. I’m just trying to understand — it’s already high. I’m in agreement with you. But it seems that you’re understating the synergy amount. I’m just trying to understand you know quantitatively how much that is.

Mark Frissora - Hertz Global Holdings Inc. - Chairman, CEO

We’re very consistent in the way we try to talk to investors and we always want to get give investors a number they can count on. So certainly when it comes to cost take-out and understanding that,we have a core competency of that at Hertz now that has been developed over the last four years.

We feel really good about our ability to be efficient and together with the Dollar Thrifty teams, we have worked on these synergies and feel very confident in that number. If I go over that number, then confidence starts to dwindle.

I want to always be able to hit the number and overdeliver on it. So that’s why I said it’s conservative. In terms of revenue synergies, again those are unknown. I wouldn’t want to give you those until we finally get a much better forecasting process in place after working with Dollar Thrifty and their franchisees around the world to see where the opportunity is there.

Sachin Shah - Capstone Global - Analyst

Okay, just one last question. The special dividend is expected to be paid before the deal is closed. Any timing on the special dividend payout?

Elyse Douglas - Hertz Global Holdings Inc. — CFO

It will be pretty much simultaneous with the close, right before.

***

JJ Bernet - Citadel - Analyst

Given how attractive this deal is for Hertz and the auto rental industry in general, can you please tell us how much consideration was given to a transaction involving a larger component of stock, so that Dollar Thrifty shareholders may participate more fully in value created by this consolidation?

Mark Frissora - Hertz Global Holdings Inc. - Chairman, CEO

It was determined basically off of our financing requirements. So just like we have shareholders and we also have banks, we looked at the mix as being optimal for our credit profile and at the same time, providing value and upside to future shareholders as well.

So we thought it was the appropriate mix in terms of discussions. I gave my best answer. I can’t talk about confidential discussions we had, whether it be at the board level or otherwise. But we feel that this was the best financing I guess we can come up with and yet preserves some value for shareholders and Dollar Thrifty on the upside.

JJ Bernet - Citadel - Analyst

And the reason for not providing more equity capital? I can’t imagine the banks would’ve been averse to that kind of structure and where it was done with a larger component of equity involved, particularly given how well the stocks — the deal was being received today. This looks like you’re paying something along the lines of three times proforma EBITDA for Dollar Thrifty which seems like a complete steal.

Mark Frissora - Hertz Global Holdings Inc. - Chairman, CEO

First of all, that’s not true. I don’t even have a three number on any banker’s statement on either side.

JJ Bernet - Citadel — Analyst

Well let’s do it this way. You take the midpoint of the guidance that Dollar Thrifty has provided and we will get a sense of what their numbers are over the next few weeks and you take a look at the $180 million which is a number that you put out in terms of operating synergies and you look at the enterprise value of Dollar Thrifty which I believe even on this transaction is about $1 billion of enterprise value. If you run the math and just do one number divided by the other, I think you come up with something that is in the low threes and those are using your numbers.

Mark Frissora - Hertz Global Holdings Inc. - Chairman, CEO

Hey, if you want to go off the call — I totally disagree with you and I’ll just take it off the call (multiple speakers)

JJ Bernet - Citadel — Analyst

Okay and I’m more than happy to express my views down the road as well. Thank you.

Mark Frissora - Hertz Global Holdings Inc. - Chairman, CEO

You can express your views all you want. I’m just saying if you want to discuss the details of the valuation of it, I would be happy to go off-line. I don’t think (multiple speakers)

JJ Bernet - Citadel — Analyst

I appreciate that. I am just using numbers you’ve given us and that Dollar Thrifty has given us. So unless there is a change in what Dollar has said, I presume these numbers and the math I have done is absolutely 100% correct.

Mark Frissora - Hertz Global Holdings Inc. - Chairman, CEO

And my numbers are absolutely 100% correct as well and I can go over them with you on the call right now.

JJ Bernet - Citadel — Analyst

Okay.

Mark Frissora - Hertz Global Holdings Inc. - Chairman, CEO

So we can agree to disagree on it and I will use methodology that’s used by any banker or anyone in business as well. So I’m not disputing that your numbers are accurate, I’m just saying that the math and how you do the math, there’s a lot of devil in the details.

We need to understand what normalized EBITDA is for Dollar Thrifty, we need to understand what normalized EBTIDA is for us. We need to make sure that we’re all calculating the numbers the same way.

In terms of the value to both shareholders, it’s excellent and the synergies are unique to these two companies. So I feel like we’ve generated a transaction that will be a win-win for both companies given what the industry is doing now and what the future holds for it. It sounds like you’re upset about something but I would love to go off-line with you and we’ll talk about it.

JJ Bernet - Citadel — Analyst

What own both so we’re happy today. We would just rather be happier.

Mark Frissora - Hertz Global Holdings Inc. - Chairman, CEO

Well let’s see what we can do to make you happy, okay?

Operator

Michael Millman, Millman Research.

Michael Millman - Millman Research - Analyst

I guess starting off on the yield and going to some other things, could you talk about what are their requirements, shareholder approval requirements, sort of following up on the last question?

Elyse Douglas - Hertz Global Holdings Inc. - CFO

Yes, it does require their shareholder approval.

Michael Millman - Millman Research - Analys

Okay and it seems to me one of the biggest synergies is the ability to price the classic Hertz brand better. You didn’t discuss that at all. Could you give us some idea of what kind of synergies you might envision there over the next couple (multiple speakers)

Mark Frissora - Hertz Global Holdings Inc. - Chairman, CEO

We didn’t put any pricing into the synergies. To me that’s not a synergy, that’s a marketplace condition and I don’t talk about pricing on calls because of antitrust issues.

In general, we think obviously industry consolidation is always good. Having said that, we think it makes it a more competitive universe with all the competitors out there given that we now have — we compare more favorably to other competitors.

Every competitor out there, Michael, has a value brand. We for the first time bought a small one out of bankruptcy and it’s really at the low-end of the leisure segment which is a small piece of it.

This allows us to compete in the full leisure segment now. For the first time, it allows us to be competitive in the marketplace. We have been uncompetitive frankly, having only one brand which was the Hertz brand.

So we feel this allows us to give — to be more competitive with our competitors in the marketplace. It gives us that freedom that way. In terms of shareholder approval, yes, the deal is contingent upon their shareholders to approve.

We feel really good about that. There’s a lot of crossover between shareholders; about a 66, 67% overlap in terms of their top shareholders and our top shareholders. So that’s a big overlap and that’s also reasons why we feel pretty confident this will be approved.

Michael Millman - Millman Research - Analys

And we’re seeing that, what you talked about, with probably the largest potential — maybe synergy’s not a good word for it. I’m not sure if you are agreeing with that or not.

Elyse Douglas - Hertz Global Holdings Inc. - CFO

I think what we’ve said, Michael, is these are just cost saves, is all we’re looking at in this particular —

***

Robert McAdoo - Avondale Partners — Analyst

Most of my questions have been answered. Just a quick clarification. When you talk about the synergies of the deal and you talk about consolidating the fleet and what goes on there, the portion of it that you’re talking about there, is that in terms of your processes and buying and selling and remarketing or whatever or are you including in that the value of being able to cross-utilize the fleet or maybe actually have less cars on the fleet because you can use their cars on the weekend?

Mark Frissora - Hertz Global Holdings Inc. - Chairman, CEO

All of the above. You mentioned (multiple speakers) each one of those is distinct — what you mentioned, they’re all cost reduction opportunities that we have identified, every one of those.

Robert McAdoo - Avondale Partners — Analyst

Okay and that’s part of the number that you gave us?

Mark Frissora - Hertz Global Holdings Inc. - Chairman, CEO

That’s correct, that’s correct, yes.

***

Jordan Hymowitz - Philadelphia Financial - Analyst

Question on the airport market share on airport, combined you guys are what, about 42, 43 at this point?

Unidentified Company Representative

(multiple speakers) no, 26.

Mark Frissora - Hertz Global Holdings Inc. - Chairman, CEO

We have about 26% share of airport market share.

Jordan Hymowitz - Philadelphia Financial - Analyst

26 (multiple speakers) and Dollar Thrifty is what, 12?

Mark Frissora - Hertz Global Holdings Inc. - Chairman, CEO

Dollar Thrifty is around 12 (multiple speakers) actually it’s 11.

Jordan Hymowitz - Philadelphia Financial - Analyst

That’s 38, that’s combined. But is there some limit in any region, like can you be 50% in one city? Or what is the upper end you think you can be in any one city before you have to (inaudible)? If 38 is the blended, what is the high end you’re allowed to be, you think?

Mark Frissora - Hertz Global Holdings Inc. - Chairman, CEO

The various vagaries of HSR and how the FTC will determine what it is that needs to be carved down if anything will probably most likely be determined by shares over 40 or 50%. And in addition to that, it would be of the total market. It doesn’t necessarily have to be on airport.

What they would look at on airport is not only share, but they would look at pricing and they would determine how many competitors would be on airport. If there’s five competitors on airport, right now most of the major airports that are there today have anywhere from eight to nine competitors. In addition to those eight or nine competitors in most of those major airports, the pricing is very low.

For example, take Orlando, take LAX, take Chicago; very low pricing already in place at those major airports. So the likelihood is if there’s going to be any kind of a carveout of airports, it would be a very small airport and it would be with pricing that is very high. So that’s just typically — it’s a multi-tiered approach they use in evaluating that. And that multi-tier approach would be used here obviously.

So we feel confident that we have done all the analysis ourselves. We have hired lawyers that actually were former FTC people and feel good that we will get this deal done and that is not an issue. It’s just an issue that there may be a few airports that may be carved out, maybe not, depending on how they look at the share.

***

FORWARD LOOKING STATEMENTS

This communication contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements are based on the current expectations and beliefs of Hertz Global Holdings, Inc. (“Hertz Holdings”) and Dollar Thrifty Automotive Group (“Dollar Thrifty”) and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements.  Risks, uncertainties and assumptions include the possibility that (1) the companies may be unable to obtain stockholder or regulatory approvals required for the merger; (2) problems may arise in successfully integrating the businesses of the two companies; (3) the acquisition may involve unexpected costs; (4) the businesses may suffer as a result of uncertainty surrounding the acquisition; and (5) the industry may be subject to future risks that are described in SEC reports filed by Hertz Holdings and Dollar Thrifty.  Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Hertz Holdings and Dollar Thrifty.  Hertz Holdings and Dollar Thrifty assume no obligation and expressly disclaim any duty to update the information contained herein except as required by law.

ADDITIONAL INFORMATION ABOUT THE MERGER
AND WHERE TO FIND IT

In connection with the proposed merger, Hertz Holdings and Dollar Thrifty will file relevant materials with the SEC, including one or more registration statement(s) that are expected to contain a prospectus of Hertz Holdings and a proxy statement of Dollar Thrifty.  Investors and security holders are urged to read these documents (if and when they become available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Hertz Holdings, Dollar Thrifty and the proposed merger.  Investors and security holders may obtain these documents (and any other documents filed by Hertz Holdings or Dollar Thrifty with the SEC) free of charge at the SEC’s website at www.sec.gov.  In addition, the documents filed with the SEC by Hertz Holdings may be obtained free of charge on Hertz Holdings’ internet website at www.hertz.com or by contacting Hertz Holdings’ Investor Relations Department at 201-307-2100.  Copies of the documents filed with the SEC by Dollar Thrifty will be available free of charge on Dollar Thrifty’s internet website at www.dtag.com or by contacting Dollar Thrifty’s Investor Relations Department at 918-669-2119.  Investors and security holders are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger.

Hertz Holdings, Dollar Thrifty and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Dollar Thrifty in favor of the proposed merger.  Information about the executive officers and directors of Hertz Holdings and their ownership of Hertz Holdings common stock is set forth in the proxy statement for Hertz Holdings’ 2010 Annual Meeting of Stockholders, which was filed with the SEC on April 9, 2010.  Information about the executive officers and directors of Dollar Thrifty and their ownership of Dollar Thrifty common stock will be set forth in Dollar Thrifty’s proxy statement for its 2010 Annual Meeting of Stockholders, which will be filed with the SEC not later than April 27, 2010.  Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Hertz Holdings, Dollar Thrifty and their respective executive officers and directors in the acquisition by reading the proxy statement/prospectus regarding the acquisition when it becomes available.